Exhibit 99.1
– CONVENIENCE TRANSLATION ONLY –
Jumia Technologies AG
Berlin

ISIN: US48138M1053 (American Depositary Shares) / DE000A2TSMN4 and DE000A4BGG21 (shares)
WKN: A2PGZM (American Depositary Shares) / A2TSMN and A4BGG2 (shares)

Invitation to the Annual General Meeting 2024
We hereby invite our shareholders to the
Annual General Meeting 2024
of Jumia Technologies AG, Berlin (hereafter also the “Company”), taking place on
Thursday, 27 June 2024 at 3:00 p.m. (CEST)
at the offices of notary public Christian Steinke,
Washingtonplatz 3, 10557 Berlin, Germany

This version of the Invitation to the Annual General Meeting 2024, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

I. Agenda	3
1. Presentation of the adopted annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group approved by the Supervisory Board as of 31 December 2023 as well as the management report for the Jumia Group for the financial year 2023 and the Supervisory Board report for the financial year 2023	3
2. Resolution on the ratification of the acts of the members of the Management Board for the financial year 2023	3
3. Resolution on the ratification of the acts of the members of the Supervisory Board for the financial year 2023	3
4. Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed financial statements and an interim management report as well as any audit review of additional interim financial information	4
5. Resolution on the approval of the compensation report for the financial year 2023	4
6. Resolution on the election of a member of the Supervisory Board	5
7. Resolution on the cancellation of Conditional Capital 2019/I and Conditional Capital 2020/I and on the corresponding amendment to the Articles of Association	6
8. Resolution on the amendment of section 15(3) sentence 2 of the Company's Articles of Association to adjust the Articles of Association in accordance with the changed wording of section 123(4) sentence 2 AktG	8
9. Resolution on the cancellation of the existing Authorized Capital 2023/I and the creation of a new authorized capital with the exclusion of the subscription rights and with the authorization for the exclusion of subscription rights as well as on the corresponding amendment to the Articles of Association	9
II. Annexes and other information on the agenda and reports by the Management Board	17
1. Annex to agenda item 5: Compensation Report for the financial year 2023	17
2. Further information on the Supervisory Board candidates proposed for election under agenda item 6	29
III. Further information on the convocation	30
1. Total number of shares and voting rights at the time of the convocation of the Annual General Meeting	30
2. Requirements for attending the Annual General Meeting and exercising voting rights	30
3. Significance of the record date	31
4. Procedure for voting by postal vote	31
5. Procedures for proxy voting	32
6. Procedure for voting by proxies appointed by the Company	34
7. Further rights of shareholders	35
8. Information on data subject rights for shareholders and their proxies	37
9. Information on the website of the Company pursuant to section 124a of the German Stock Corporation Act	37

I.Agenda
1.Presentation of the adopted annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group approved by the Supervisory Board as of 31 December 2023 as well as the management report for the Jumia Group for the financial year 2023 and the Supervisory Board report for the financial year 2023
The abovementioned documents are available for inspection on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx

from the time the Annual General Meeting is convened. The documents will also be available for inspection at the Annual General Meeting and will be explained in more detail during the Annual General Meeting by the Management Board and, in case of the Supervisory Board report, by the chairperson of the Supervisory Board.

The Supervisory Board adopted the annual financial statements of Jumia Technologies AG prepared by the Management Board in accordance with section 171 of the German Stock Corporation Act (Aktiengesetz, “AktG”) and approved the consolidated financial statements of the Jumia Group. The annual financial statements are thus adopted pursuant to section 172 AktG. It is therefore not planned, nor is it necessary, for the Annual General Meeting to pass a resolution on this agenda item 1.

2.Resolution on the ratification of the acts of the members of the Management Board for the financial year 2023
The Management Board and the Supervisory Board propose that the acts of the officiating members of the Management Board in the financial year 2023 be ratified for this time period.
3.Resolution on the ratification of the acts of the members of the Supervisory Board for the financial year 2023
The Management Board and the Supervisory Board propose that the acts of the officiating members of the Supervisory Board in the financial year 2023 be ratified for this time period.

4.Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed financial statements and an interim management report as well as any audit review of additional interim financial information

On the basis of the recommendation of its Risk and Audit Committee, the Supervisory Board proposes to appoint Mazars GmbH & Co. KG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Alt-Moabit 2, 10557 Berlin,
4.1as statutory auditor of the financial statements and the consolidated financial statements for the financial year ending 31 December 2024;
4.2in the event of a preparation and audited review (prüferische Durchsicht) of any condensed financial statements and an interim management report for the first half-year of the financial year 2023 as auditor for such audited review; and
4.3in the event of a preparation and an audited review (prüferische Durchsicht) of any additional interim financial information in the financial year 2024 and in the financial year 2025 until the next Annual General Meeting as auditor for such audited review

5.Resolution on the approval of the compensation report for the financial year 2023
Pursuant to section 162 AktG, an annual compensation report on the remuneration paid and owed in the preceding financial year to each individual current or former member of the Management Board and Supervisory Board is prepared by the Management Board and Supervisory Board and presented to the Annual General Meeting for approval pursuant to section 120a(4) AktG.

The compensation report for the financial year 2023 prepared by the Management Board and the Supervisory Board was audited by the Company’s auditor pursuant to section 162(3) AktG to determine whether it contains the information required pursuant to section 162(1) and (2) AktG. The compensation report is accompanied by the Company’s auditor’s opinion on the audit.

The compensation report for the financial year 2023, including the Company’s auditor’s opinion on the audit, is attached to this invitation under section II.1. It is also available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2024” at

https://investor.jumia.com/agm-hv/AGM-2024/default.aspx

from the time the Annual General Meeting is convened. The compensation report for the financial year 2023 will also be available at the Annual General Meeting.
The Management Board and the Supervisory Board propose that the compensation report for the financial year 2023, prepared and audited in accordance with section 162 AktG, be approved.

6.Resolution on the election of a member of the Supervisory Board
In accordance with sections 95 sentence 2 and 96(1) AktG and section 8(1) of the Articles of Association of the Company valid and applicable at the time the Annual General Meeting is convened, the Supervisory Board consists of six members who shall be elected by the general meeting of shareholders. The Annual General Meeting is not bound by election proposals.

The term of office of Ms. Angela Kaya Mwanza, ends at the end of the Annual General Meeting on 27 June 2024.

It is therefore necessary to elect one member of the Supervisory Board. Insofar, it is intended to propose that Ms. Angela Kaya Mwanza be re-elected as member of the Supervisory Board.

Pursuant to section 8(2) of the Articles of Association of the Company, the members of the Supervisory Board shall be elected for a period terminating at the end of the General Meeting that resolves on the formal approval of the Supervisory Board members’ acts for the fourth financial year following the commencement of their term of office, unless the term of office is specified otherwise at the time of the election. The financial year in which the term of office begins shall not be included in this calculation.

Based on the recommendation of its Corporate Governance and Nomination Committee, the Supervisory Board proposes that

Ms. Angela Kaya Mwanza, Managing Director, Private Advisor at Rockefeller Capital Management, New York, New York, USA, residing in Brooklyn, New York, USA be elected to the Company's Supervisory Board with effect from the end of the Annual General Meeting on 27 June 2024 and for a term of office until the end of the General Meeting, which resolves on the formal approval of the acts of the members of the Supervisory Board for the financial year 2025.

The Corporate Governance and Nomination Committee’s recommendation and the resulting Supervisory Board election proposal on this agenda item 6 take into account the specific objectives determined by the Supervisory Board for its composition, as well as the overall profile of required skills and expertise for the Supervisory Board, including the principle of diversity. The proposed candidate confirmed vis-à-vis the Supervisory Board that she is able to devote the expected amount of time to serving on the Supervisory Board of the Company.

Ms. Angela Kaya Mwanza is to stand as a candidate for deputy chair of the Supervisory Board if she is re-elected by the Annual General Meeting.

Further information on the candidate nominated for election including her CV with details of relevant knowledge, skills and professional experience as well as information on memberships of other statutory supervisory boards and comparable German and international supervisory committees at commercial companies (section 125(1) sentence 5 AktG) and corresponding to recommendations C.13 and C.14 of the German Corporate Governance Code, are listed after the agenda in section II.2. Such information is also available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2024” at

https://investor.jumia.com/agm-hv/AGM-2024/default.aspx

from the time the Annual General Meeting is convened. The information will also be made available at the Annual General Meeting.

7.Resolution on the cancellation of Conditional Capital 2019/I and Conditional Capital 2020/I and on the corresponding amendment to the Articles of Association

By resolution under agenda item 1, the Extraordinary General Meeting of the Company on 15 February 2019 authorized the Management Board or – insofar as granting subscription rights to members of the Company's Management Board is concerned – the Supervisory Board until and including 14 February 2024 to issue up to 2,692,876 subscription rights for up to 2,692.876 no-par value ordinary bearer shares in the Company with a pro rata amount of the Company's share capital of EUR 1.00 per share to members of the Company's Management Board and selected employees of the Company as well as to members of the management and selected employees of companies affiliated with the Company ("Stock Option Program 2019").

In order to service the subscription rights granted as part of the Stock Option Program 2019, the Extraordinary General Meeting of the Company on 15 February 2019 resolved on a conditional increase in the Company's share capital by up to EUR 2,692,876.00 (in words: Euro two million six hundred ninety-two thousand eight hundred and seventy-six) by issuing up to 2,692,876 no-par value ordinary bearer shares ("Conditional Capital 2019/I"). The Conditional Capital 2019/I is stipulated in section 4(3) of the Company's Articles of Association.

In the following year, the Annual General Meeting of the Company on 9 June 2020 resolved under agenda item 9 to authorize the Management Board or – insofar as granting subscription rights to members of the Company's Management Board is concerned – the Supervisory Board until and including 31 December 2023 to issue a total of up to 3,700,000 subscription rights for up to 3,700,000 no-par value ordinary bearer shares in the Company with a pro rata amount of the Company's share capital of EUR 1.00 per share to members of the Company's Management Board and selected employees of the Company as well as to members of the management and selected employees of companies affiliated with the Company ("Stock Option Program 2020").

In order to service the subscription rights granted under the Stock Option Program 2020, the Annual General Meeting of the Company on 9 June 2020 resolved on a conditional increase in the Company's share capital by up to EUR 3,700,000.00 (in words: Euro three million seven hundred thousand) by issuing up to 3,700,000 no-par value ordinary bearer shares ("Conditional Capital 2020/I"). The Conditional Capital 2020/I is stipulated in section 4(6) of the Company's Articles of Association.

The Stock Option Program 2019 and the Stock Option Program 2020 are essentially identical in content, with the exception of the provision on the exercise price for the stock options. In particular, both programs provide that stock options can only be exercised after a four-year waiting period and subject to the fulfillment of certain performance targets.

As part of the Stock Option Program 2019 and the Stock Option Program 2020, the Management Board and Supervisory Board issued stock options during the respective authorization period. The stock options issued have not yet been exercised. In accordance with the terms of the programs, all stock options issued under the Stock Option Program 2019 and the Stock Option Program 2020 have already expired without replacement and cannot be exercised and there are no longer any claims outstanding under these two programs.

The authorizations granted by the General Meeting for the Stock Option Program 2019 and the Stock Option Program 2020 have already expired due to the expiry of the deadline for the authorization in each case. The Management Board and the Supervisory Board of the Company are therefore no longer entitled to issue stock options in accordance with the Stock Option Program 2019 or the Stock Option Program 2020 and there are no beneficiaries who are entitled to the granting of shares under these two programs.

Against this background, the Conditional Capital 2019/I and the Conditional Capital 2020/I, which can only be used to issue shares for the purpose of servicing the subscription rights issued under the Stock Option Program 2019 or the Stock Option Program 2020, respectively, shall be cancelled.
The Company's Articles of Association shall be amended accordingly, and section 4(3) and section 4(6) of the Articles of Association shall be deleted without replacement.

The proposal by the Company's Management Board and Supervisory Board to cancel the Conditional Capital 2019/I and the Conditional Capital 2020/I is intended to enable the Company to launch new stock option programs in the future. The Management Board and Supervisory Board of the Company do not currently intend to submit a proposal for a resolution to adopt a new participation program in the 2024 financial year and will also not propose to the Annual General Meeting on 27 June 2024 to adopt a new stock option program or other participation program. Share-based remuneration remains an important component of the Company's overall employee participation program. The Management Board and Supervisory Board will continue to examine which share-based remuneration programs are the most attractive and most suitable for incentivizing the Company's employees.

The Management Board and Supervisory Board therefore propose that the following resolutions be adopted:

a) Cancellation of Conditional Capital 2019/I

The Conditional Capital 2019/I resolved by the Extraordinary General Meeting on 15 February 2019 under agenda item 1 lit. b) in accordance with section 4(3) of the Company's Articles of Association is canceled in full.

b) Cancellation of the Conditional Capital 2020/I

The Conditional Capital 2020/I resolved on 9 June 2020 by the Annual General Meeting under agenda item 9 lit. b) in accordance with section 4(6) of the Company's Articles of Association is canceled in full.

c) Amendment to the Articles of Association

In section 4 of the Company's Articles of Association, the previous paragraph 3 and the previous paragraph 6 shall be deleted without replacement. Paragraph 5, which is already canceled, shall also be deleted in full, and the previous paragraph 4 shall become the new section 4(3) of the Articles of Association. Apart from that, section 4 of the Company's Articles of Association remains unaffected.

8.Resolution on the amendment of section 15(3) sentence 2 of the Company's Articles of Association to adjust the Articles of Association in accordance with the changed wording of section 123(4) sentence 2

In accordance with section 15(1) of the Company's Articles of Association, only shareholders who have registered in good time and provided evidence of their shareholding are entitled to attend the General Meeting. The evidence of shareholding is provided in accordance with section 15(3) sentence 1 of the Company's Articles of Association by submitting special proof in text form from a depositary institution. In accordance with the previous version of section 123(4) sentence 2 AktG, the Articles of Association stipulate in section 15(3) sentence 2 that the special proof of share ownership of shares must "refer to the beginning of the 21st day before the Annual General Meeting (record date)…".
.
The requirements for attending the General Meeting and exercising voting rights contained in section 123(4) sentence 2 AktG were amended with effect from 15 December 2023 by the Act on Financing Investments in the Future (Federal Law Gazette 2023 I no. 354 of 14 December 2023, hereinafter "Financing for the Future Act"). According to the new, now applicable version of section 123(4) sentence 2 AktG, proof of share ownership for bearer shares of listed companies must now "refer to the close of business on the 22nd day prior to the meeting", whereby "close of business" means 24:00 hours according to the explanatory notes to the law. The amendment to section 123(4) sentence 2 AktG therefore does not result in any material change to the requirements. Nevertheless, it is necessary to amend the provision in section 15(3) sentence 2 of the Articles of Association so that the provision is consistent with the amended wording of the statutory provision.

The Management Board and Supervisory Board therefore propose that the following resolution be adopted.

section 15(3) sentence 2 of the Company's Articles of Association shall be restated as follows:

"The special proof of ownership of shares must refer to the point in time prior to the General Meeting as stipulated by law (record date) and be received by the Company at the address specified in the notice of the General Meeting at least six days prior to the General Meeting."

Apart from that, section 15 of the Company's Articles of Association remains unaffected.

9.Resolution on the cancellation of the existing Authorized Capital 2023/I and the creation of a new authorized capital with the exclusion of the subscription rights and with the authorization for the exclusion of subscription rights as well as on the corresponding amendment to the Articles of Association
.
The annual general meeting of the Company on 14 August 2023 authorized the Management Board of the Company until 13 August 2028 to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital to the extent specified in the Articles of Association through the issuance of new no-par value bearer shares against contribution in cash and/or in kind, including claims against the Company (“Authorized Capital 2023/I”).

The Authorized Capital 2023/I was partially utilized exclusively to service acquisition rights (option rights) granted by the Company (or one of its legal predecessors) prior to the conversion of the Company into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries (“Old Option Rights”), as well as to service claims from the virtual participation programs, namely the Virtual Restricted Stock Unit Program 2021 ("VRSUP 2021") and the Virtual Restricted Stock Unit Program 2023 ("VRSUP 2023").

The Management Board will report to the Annual General Meeting on this partial utilization of Authorized Capital 2023/I. The written report of the Management Board on the utilization of the Authorized Capital 2023/I in the time period from the day of the Annual General Meeting 2023 to the day of the convening of this Annual General Meeting 2024 is available on the Company's website in the "Investors" section under the menu item "Annual Meeting" and the sub-menu item "Annual General Meeting 2024" at

https://investor.jumia.com/agm-hv/AGM-2024/default.aspx

from the time the Annual General Meeting is convened. The report will also be made available at the Annual General Meeting.

The proposed cancellation of the existing Authorized Capital 2023/I and creation of a new authorized capital will not increase the overall volume of the Company’s authorized capital from its current level. Rather, the new authorized capital would maintain the current volume of the existing Authorized Capital 2023/I in an amount of EUR 98,945,871.00. The proposed new authorized capital would implement one important change: it will increase the limit for the exclusion of shareholders’ subscription rights to 20% of the share capital for capital increases against cash contributions at an issue price not significantly lower than the stock market price.

With this amendment, the creation of the new authorized capital would take into account a change in German law providing more flexibility to companies for capital increases against cash contributions if certain conditions are met. The Financing for the Future Act provided an amendment to the provision of section 186(3) sentence 4 AktG and thus legally permitted the exclusion of subscription rights for up to 20% of the share capital if the capital increase is implemented against cash contributions and the issue price is not significantly lower than the stock market price. In order to ensure that the Company can meet any future financing requirements and strengthen its cash position if or when necessary, the new authorized capital shall grant the newly created, greater flexibility for capital increases against cash contributions at an issue price that is not significantly lower than the stock market price. A corresponding authorization is included in the Authorized Capital 2023/I pursuant to section 4(2) sentence 7 third bullet of the Articles of Association for an amount of up to 10% of the share capital as permitted by law before the amendment to the law. In the course of the new creation of authorized capital, the Company shall in the future also be granted the greater flexibility intended by the amendment to the law. This is intended to ensure that the Company can react flexibly to favorable market conditions within the legally prescribed framework and take advantage of financing opportunities.

One of the objects of renewing the authorized capital is to ensure, just like it is the case currently, that the Company is able, at its discretion, to continue servicing the claims from its VRSUP 2021 and VRSUP 2023 by issuing shares from the authorized capital while preserving liquidity. However, the existing alternative to issue shares in the Company to settle the Old Option Rights is no longer required and shall not to be included in the new authorized capital to be created but will be completely canceled.

As part of the new authorized capital to be created, the shareholders of the Company are to be granted subscription rights to new shares to be issued. In accordance with the existing Authorized Capital 2023/I, however, shareholders' subscription rights shall be excluded in order to be able to service the claims from the virtual participation programs. The existing exclusion of shareholders' subscription rights for the issue of new shares to service claims from virtual participation programs will therefore be transferred unchanged and with the same wording into the new authorized capital to be created. Furthermore, the existing authorization to exclude subscription rights for the purposes also provided for in the Authorized Capital 2023/I will be adopted for the new authorized capital to be created. Apart from the adjustment of the volume limit for cash capital increases to the new statutory provision, the wording of the authorization will remain unchanged.

The written report of the Management Board on the reasons for the exclusion of shareholders' subscription rights and the authorization to exclude shareholders' subscription rights when issuing new shares under the new authorized capital to be created is available on the Company's website in the "Investors" section under the menu item "Annual Meeting" and the submenu item "Annual General Meeting 2024" at

https://investor.jumia.com/agm-hv/AGM-2024/default.aspx

from the time the Annual General Meeting is convened. The report will also be made available at the Annual General Meeting.

The Management Board and Supervisory Board therefore propose that the following resolution be adopted:

a)Cancellation of the existing Authorized Capital 2023/I
The authorization of the Management Board of the Company until 13 August 2028 (inclusive) pursuant to section 4(2) of the Articles of Association of the Company to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital to the extent specified in the Articles of Association through the issuance of new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company, is hereby cancelled with effect from the time at which the authorization to increase the share capital of the Company pursuant to agenda item 9 lit. b) below and the registration with the commercial register of the amendment of section 4(2) of the Articles of Association of the Company pursuant to agenda item 9 lit. c) below come into effect.

b)Creation of a new authorized capital with the exclusion of shareholders’ subscription rights and with the authorization for the exclusion of shareholders’ subscription rights

The Management Board is hereby authorized until 26 June 2029 (inclusive) to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital of the Company by a total amount of up to EUR 98,945,871.00 (in words: Euro ninety-eight million nine hundred forty-five thousand eight hundred seventy-one) through the issuance of up to 98,945,871 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2024/I”).

In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s), securities institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) AktG (indirect subscription right).

The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2024/I,
–if the utilization of the Authorized Capital 2024/I occurs in order to issue up to a maximum of 5,068,510 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2021 of the Company (“VRSUP 2021”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2021, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or
–if the utilization of the Authorized Capital 2024/I occurs in order to issue up to a maximum of 6,422,600 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2023 of the Company (“VRSUP 2023”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2023, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units

In these cases, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the Authorized Capital 2024/I or, if this amount is lower, existing at the time of the exercise of the Authorized Capital 2024/I. Towards this 10%-limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles to settle claims under participation programs since the resolution on the Authorized Capital 2024/I was adopted.

Further, the Management Board shall be authorized to exclude the shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2024/I,
–in order to exclude fractional amounts from the subscription right;
–to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfillment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;
–to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 20% of the share capital of the Company, whether at the time the Authorized Capital 2024/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 20% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2024/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2024/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2024/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;

–to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or

–in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).

The Management Board shall be authorized, with the consent of the Supervisory Board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years.

The Supervisory Board shall be authorized to adjust the wording of the Articles of Association accordingly following any partial or the complete utilization of the Authorized Capital 2024/I or upon expiry of the period for the utilization of the Authorized Capital 2024/I.

c)Amendment to section 4(2) of the articles of association of the Company
Section 4(2) of the articles of association of the Company is hereby completely restated as follows:
“The Management Board is authorized until 26 June 2029 (inclusive) to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital of the Company by a total amount of up to EUR 98,945,871.00 (in words: Euro ninety-eight million nine hundred forty-five thousand eight hundred seventy-one) through the issuance of up to 98,945,871 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2024/I”).

In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s), securities institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).

The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2024/I,

–if the utilization of the Authorized Capital 2024/I occurs in order to issue up to a maximum of 5,068,510 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2021 of the Company (“VRSUP 2021”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2021, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or

–if the utilization of the Authorized Capital 2024/I occurs in order to issue up to a maximum of 6,422,600 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2023 of the Company (“VRSUP 2023”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2023, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.

In these cases, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the Authorized Capital 2024/I or, if this amount is lower, existing at the time of the exercise of the Authorized Capital 2024/I. Towards this 10%-limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles to settle claims under participation programs since the resolution on the Authorized Capital 2024/I was adopted.

Further, the Management Board is authorized to exclude the shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2024/I,

–in order to exclude fractional amounts from the subscription right;
–to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfillment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;
–to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 20% of the share capital of the Company, whether at the time the Authorized Capital 2024/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 20% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2024/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2024/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2024/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;

–to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or

–in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).

The Management Board is authorized, with the consent of the Supervisory Board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years.
The Supervisory Board is authorized to adjust the wording of the articles of association accordingly following any partial or the complete utilization of the Authorized Capital 2024/I or upon expiry of the period for the utilization of the Authorized Capital 2024/I.”
d)Application for registration with the Commercial Register
The Management Board is instructed to apply for registration of the cancellation of the Authorized Capital 2023/I and the creation of the new Authorized Capital 2024/I as well as of the corresponding amendment to the Articles of Association of the Company to be registered with the commercial register competent for the Company with the proviso that the cancellation of the Authorized Capital 2023/I is registered first, but only if the Authorized Capital 2024/I and the corresponding amendment to section 4(2) of the Articles of Association of the Company are registered simultaneously in the commercial register competent for the Company.

Subject to the preceding paragraph, the Management Board and the chairperson of the Supervisory Board are authorized to apply to the commercial register competent for the Company for registration of the Authorized Capital 2024/I and the corresponding amendment to the Articles of Association separately from other resolutions of this Annual General Meeting.

II.Annexes and other information on the agenda and reports by the Management Board
1.Annex to agenda item 5: Compensation Report for the financial year 2023
Compensation report 2023 of Jumia Technologies AG
1.    Preamble
This compensation report complies with the legal requirements of Section 162 German Stock Corporation Act (Aktiengesetz – AktG) and considers the recommendations of the German Corporate Governance Code (GCGC) in its version published on June 27, 2022. This report describes the basic features of the compensation system and provides information about the compensation awarded and due for the members of the Management Board as well as for the members of the Supervisory Board of Jumia Technologies AG (Jumia or the Company) in 2023. In the year before, the Compensation Report 2022 has been subject to a non-binding vote at the Annual General Meeting (AGM) of Jumia Technologies AG on August 14, 2023 and was approved by 94.54% of the present shareholders. In view of the positive voting result and for reasons of consistency, the Management Board and Supervisory Board see no need to adjust the reporting method or level of detail.

This compensation report was audited by EY GmbH & Co. KG, Wirtschaftsprüfungsgesellschaft, in accordance with the regulatory requirements of Section 162 (3) AktG and is subject to a non-binding vote at the AGM, dated June 27, 2024, as required by Section 120a (4) AktG. The compensation report as well as the report on the respective audit are published on the Jumia’s website https://investor.jumia.com/investor-relations.

2.    Basic principles of the compensation system of the Management Board
The compensation system for the Management Board is set in a way that promotes the Company’s corporate strategy and long-term development. Jumia’s core strategy is focused on both growth, which for example includes the goal to gain a leadership position across markets, to increase the number of sellers on its platform and to build for the long-term, and cost discipline, including the goal to reduce operating losses meaningfully in the near- and mid-term.

The current compensation system for the Management Board adopted in 2022 is in line with the Company’s long-term and sustainable development and applies to all Management Board members.

The Management Board compensation addresses the company’s Gross Merchandise Volume (GMV), which corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. Raising the GMV implies the increased usage of Jumia’s marketplace and is an indicator for Jumia’s growth. Jumia also places high value on stabilizing the company and managing costs to strengthen long-term development of its business. Therefore, a profitability measure is implemented in the long-term variable compensation component (adjusted EBITDA). All elements of Jumia’s growth strategy contribute to the company’s value and hence will be reflected in the share price.

To assess the appropriateness of total compensation of the Management Board members compared to other companies, the Supervisory Board used a suitable individual peer group. As Jumia is a German stock corporation, the peer group consists of German companies in e-commerce, retail and tech with start-up character:
In addition to the external benchmark, the Supervisory Board considered the relation between Management Board compensation, the compensation of senior managers, the average employee compensation and how they have developed over time.
3.    Summary of the compensation system of the Management Board
The compensation for the Management Board provides for both non-performance-based (fixed) and performance-based (variable) compensation components. The fixed compensation includes the base salary and fringe benefits, while the variable compensation is composed of Virtual Restricted Stock Units (VRSUs) granted pursuant to the Virtual Restricted Stock Unit Program 2021 (VRSUP 2021) and Virtual Restricted Stock Unit Program 2023 (VRSUP 2023).

The compensation system for Management Board members is summarized below:

The above compensation system as approved by the AGM on 13 July 2022, applies for the Management Board members.
In accordance with Section 87a(1) sentence 2 no. 1 AktG, the maximum compensation includes all compensation components. As approved at the AGM 2022, the maximum compensation for one fiscal year is set at EUR 15 million for each Management Board member. The maximum compensation limits the total payments of all compensation components resulting from one fiscal year. If the sum of the payments from a fiscal year exceeds this predefined maximum compensation, the last compensation component to be paid out – generally the long-term VRSUP – is reduced accordingly.
4.    Application of the compensation system of the Management Board for 2023
A.    Non-performance-based compensation
a)    Base salary
Jumia pays the Management Board members a fixed annual compensation in twelve equal monthly installments.
b)    Fringe benefits
Fringe benefits primarily include contributions to market-standard insurances: health and nursing care insurance for the Management Board member and his/her family, accident insurance for invalidity and death with an appropriate amount.
Besides contributions to insurance, the Company reimburses any expenses incurred by a Management Board member in the course of the due performance of his duties and grants an education allowance for eligible dependent children.
Lastly, the Company includes the Management Board Member in its D&O insurance.
There are no pension commitments or retirement benefit agreements.
B.    Variable compensation
The variable compensation comprises the short-term VRSUP and the long-term VRSUP.
a)    Short-term oriented Virtual Restricted Stock Unit Plan (short-term VRSUP)
The short-term VRSUP has a performance period of two years, equal to the vesting period. The number of short-term VRSUs granted for a fiscal year is determined annually by the Supervisory Board. The payout of the VRSUs depends on the Gross Merchandise Volume Compound Annual Growth Rate (GMV CAGR) and the share price development. 100% of granted VRSUs vest after two years (2025).

A condition for the payout of the VRSUs is the achievement of a GMV CAGR target over the performance period:
·100% vests if the 2-year compound annual growth rate of the annual GMV of Jumia Group is at least 18%.
·80% vests if the 2-year compound annual growth rate of the annual GMV of Jumia Group is at least 9% but less than 18%.
·50% vests if the 2-year compound annual growth rate of the annual GMV of Jumia Group is above 0% but less than 9%.
·The award will not vest if the 2-year compound annual growth rate of the annual GMV of Jumia Group is equal to or less than 0%.
GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.
b)    Long-term oriented Virtual Restricted Stock Unit Plan (long-term VRSUP)
The long-term VRSUP is designed as a long-term oriented incentive with a vesting or waiting period and performance period of four years (plan term). The number of long-term VRSUs granted for a fiscal year is defined annually by the Supervisory Board to consider individual responsibilities of each Management Board member as well as the company’s economic situation.
The payout of the long-term VRSUs depends on the share price development and the target achievement of the following key performance indicators:
GMV CAGR Performance condition (50% of long-term VRSUP):
·100% vests if the 4-year compound annual growth rate of the annual GMV of Jumia Group is at least 18%.
·80% vests if the 4-year compound annual growth rate of the annual GMV of Jumia Group is at least 9% but less than 18%.
·50% vests if the 4-year compound annual growth rate of the annual GMV of Jumia Group is above 0% but less than 9%.
·The award will not vest if the 4-year compound annual growth rate of the annual GMV of Jumia Group is equal to or less than 0%.
Adjusted EBITDA Performance condition (50% of long-term VRSUP):
·100% vests if the annual Adjusted EBITDA of Jumia Group is at least 8M USD by December 31, 2027.

·80% vests if the annual Adjusted EBITDA of Jumia Group is at least 4M USD but less than 8M USD by December 31, 2027.

·50% vests if the annual Adjusted EBITDA of Jumia Group is above 0 USD but less than 4M USD by December 31, 2027.

·The award will not vest if the annual Adjusted EBITDA of Jumia Group is equal or less than 0 USD by December 31, 2027.

c)    Overview of Restricted Stock Units
The following VRSUs were granted in 2022 and 2023 to Francis Dufay and Antoine Maillet-Mezeray:
No VRSUs vested and were awarded and/or due for Francis Dufay and Antoine Maillet-Mezeray during their service term as Management Board members, between November, 5 and December 31, 2023.

C.    Further contractual arrangements
a)    Malus and clawback clauses
The service agreements entered into by the Management Board members contain malus and clawback provisions. Under these provisions, the compensation from the payout of the short-term VRSUP and the long-term VRSUP can be reduced (malus) or reclaimed (clawback). The Supervisory Board has the right to reduce or reclaim compensation, if a Management Board member intentionally breaches the Compliance Guidelines, the Code of Conduct or a material contractual duty, or if a member of the Management Board commits significant breaches of duties of care within the meaning of Section 93 AktG.
Any claims for damages, in particular those arising from Section 93 AktG, the right to revoke the appointment in accordance with Section 84 AktG and the right to terminate the service agreement of the Management Board member for cause (Section 626 of the German Civil Code (Bürgerliches Gesetzbuch – BGB)) remain unaffected.
No malus or clawback provisions were applied in fiscal year 2023.
b)    Share Ownership Guidelines
Each Management Board member is required to acquire shares of Jumia worth 100% of annual gross base salary and to hold those shares at least until the end of appointment as a Management Board member. Management Board members are obligated to build up the required amount of shares within four years after initial appointment or after the effective date of the share ownership guidelines, respectively.

The status quo of the value of shares held by each Management Board member in EUR and the percentage of base salary is as follows:
c)    Early termination
In the event of the ending of the office as Management Board member, in particular by revocation of the appointment or resignation, the service agreement also ends automatically in accordance with the statutory dismissal notice periods of Section 622 BGB without requiring a termination.
In the event the Management Board member’s service agreement with Jumia ends due to voluntary resignation from office prior to the regular end of term of office, or in case of a revocation from office by Jumia in circumstances where there are grounds justifying a termination of the service relationship for good cause within the meaning of Section 626 BGB, all vested and unvested as well as vested but not yet paid short-term VRSUs and long-term VRSUs will forfeit without compensation.
In cases of early termination other than those described above, a Management Board member shall retain all short-term VRSUs and long-term VRSUs already vested and not yet paid out.
d)    Change of Control
In the event of a change of control, vesting of virtual restricted stock units and stock options will be accelerated. For purposes of our share-based compensation programs, a change of control is an event or process, in which a person or entity acquires a majority of our shares or all or substantially all of our assets. Another business combination transaction, such as a merger, having a similar effect will also be considered to be a change of control. Accelerated vesting means that all unvested virtual restricted stock units and stock options shall vest immediately at the date of the change of control. Under our VRSUP 2023, for members of our management board, virtual restricted stock units will accelerate only if he or she resigns for good reason or his or her employment is terminated without cause within one year after a change of control. The change of control does not trigger a termination right. Thus, no severance payment will be due solely due to the change of control.

e)    Severance payments
In the event of premature termination of the service agreement, any severance payment to be negotiated may not exceed two years' compensation and is also limited to the compensation for the remaining term of the service agreement.
If the Management Board member during the term of the service agreement becomes permanently incapacitated, the service agreement ends with the end of the quarter in which the permanent incapacity is ascertained.

f)    Post-contractual Prohibition on Competition
The Management Board member is prohibited for 24 months after the ending of the service agreement from competing with Jumia or with direct and indirect subsidiaries of Jumia. The post contractual prohibition on competition relates materially to all areas in which Jumia is active at the time the agreement ends, and geographically to the business area of Jumia, meaning the entire area of activity, at the time the service agreement ends.
For the duration of the post-contractual non-competition clause, Jumia is obliged to pay the Management Board member compensation equivalent to half of the fixed monthly compensation last received by the Management Board member. Other income shall be offset against the post contractual non-competition clause pursuant to Section 74c of the German Commercial Code (Handelsgesetzbuch – HGB).
Jumia may waive the post-contractual non-competition clause at any time by written declaration with the effect that it shall be released from the obligation to pay compensation after six months from the declaration.
g)    Secondary activities
If a Management Board member receives compensation for serving on the Supervisory Boards of affiliated companies, this compensation will offset from the regular compensation at Jumia.
In case of a Supervisory Board mandate outside the Jumia group, the Supervisory Board decides on a case-by-case basis on the approval of such mandate and whether and to which extent any compensation will be offset against the Management Board compensation of Jumia.

5.    Compensation of the Management Board in 2023
A.    Target Compensation
The following table shows the target compensation for each Management Board member in 2022 and 2023. Target compensation refers to the fair value of each compensation component at the time each component is granted. Fringe benefits represent expenses in the respective fiscal year:
The compensation structure reflects the strong pay-for-performance approach by the high proportion of variable compensation. In addition, a focus on the long-term development of Jumia is ensured by weighting the long-term VRSUs higher than the short-term VRSUs.

B.    Awarded and due compensation
In accordance with Section 162 (1) sentence 1 AktG, the table below shows the compensation awarded and due to the Management Board members in 2022 and 2023. Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units) or when it is exercised (in the case of stock options). The table shows the total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in fiscal year 2022 and 2023, as well as total variable compensation, including VRSUs that vested and became awarded and due in 2022 and 2023.

Total compensation of the Management Board (awarded and due)

	Francis Dufay CEO				Antoine Maillet-Mezeray EVP Finance and Corporate			
	2023		2022[1]		2023		2022[1]	
	in kEUR	in %	in kEUR	in %	in kEUR	in %	in kEUR	in %
Base salary[1]	352	99%	54	100%	360	99%	56	93%
Fringe benefits	5	1%	0	0%	4	1%	4	7%
Sum fixed compensation	**357**	**100%**	**54**	**100%**	**364**	**100%**	**60**	**100%**
Short-Term Incentive Plan	**0**	**0%**	**-**	**0%**	**0**	**0%**	**-**	**0%**
Virtual Restricted Stock Unit Program 2021	-	-	*0*	0%	-	-	*0*	0%
Virtual Restricted Stock Unit Program 2023	*0*	0%	-	-	*0*	0%	-	-
Long-Term Incentive Plan	**0**	**0%**	**-**	**0%**	**0**	**0%**	**-**	**0%**
Virtual Restricted Stock Unit Program 2021	-	-	*0*	0%	-	-	*0*	0%
Virtual Restricted Stock Unit Program 2023	*0*	0%	-	-	*0*	0%	-	-
Sum variable compensation	**0**	**0%**	**-**	**0%**	**0**	**0%**	**-**	**0%**
Total compensation	**357**	**100%**	**54**	**100%**	**364**	**100%**	**60**	**100%**

[1] compensation since 05.11.2022

6.    Compensation of the Supervisory Board
A.    Basic principles of the compensation system for the Supervisory Board
The compensation system for the Supervisory Board complies with the legal requirements of Section 113 AktG as well as with the relevant recommendations and suggestions of GCGC. The members of the Supervisory Board receive a fixed compensation. The larger time commitment of the Chair and the Deputy Chair of the Supervisory Board as well as of the Chair and the members of committees are taken into account. No variable compensation is granted.
According to Section 113 (3) AktG the compensation system of the Supervisory Board is subject to a non-binding vote at the AGM every four years, whereby a confirmative vote is feasible. The compensation system for the Supervisory Board has been subject to such non-binding vote at the AGM of Jumia Technologies AG on August 14, 2023 and was approved by 97.83% of the present shareholders.

The members of the Supervisory Board receive an annual fixed compensation for their membership in the Supervisory Board. Additional compensation is paid for memberships in Supervisory Board committees. No attendance fees are paid to the members of the Supervisory Board. Members who belong to the Supervisory Board or to one of its committees for only part of a year receive a pro rata temporis compensation.

In addition, the members of the Supervisory Board are reimbursed for reasonable out-of-pocket expenses incurred in the performance of their duties as Supervisory Board members, as well as any value-added tax on their compensation.
The Supervisory Board members are included in a D&O liability insurance for board members. The premiums for this insurance policy are paid by Jumia.
B.    Compensation of the Supervisory Board in 2022 and 2023
Section 162 AktG requires a comprehensive overview of the compensation awarded and due to members of the Supervisory Board of listed companies.
The following table provides the fixed compensation as well as the committee compensation:

7.    Comparative presentation of the annual change of the compensation and company performance
Next to the individualized disclosure of the compensation awarded and due to the Management Board and Supervisory Board, Section 162 (1) sentence 2 AktG also requires a comparative presentation thereof with the compensation of the workforce as well as the Company’s performance.
The following table compares the compensation awarded and due to Management Board members and Supervisory Board members with the average full time employee compensation and the net profit/loss on Company as well on a group level accordingly as well as the Gross Merchandise Value (GMV). These indicators are used as core financial parameters in the company steering of Jumia.
The average employee compensation is based on personnel expenses of Jumia including the employer contributions to social security and the intrinsic value of exercised Stock Options and VRSUs. The average compensation per employee decreased from €21.0 thousand in 2021 to €17.1 thousand in 2022 and to EUR 15.0 thousand in 2023, mainly due to the reduced price of our shares registered on the New York Stock Exchange, and the related lower value of share-based compensation to employees.

Comparative presentation

	2023	2022	Change 2023/2022	Change 2022/2021	Change 2021/2020
	in kEUR	in kEUR	in %	in %	in %
Management Board[1]					
Francis Dufay	357	54	561%	-	-
Antoine Maillet-Mezeray	364	60	507%	-	-
Supervisory Board[2]					
Jonathan D. Klein (Chairman)	282	315	-10%	0%	85%
John H. Rittenhouse (until August 14, 2023)	124	215	-42%	-23%	-25%
Gilles Bogaert[3] (until May 23, 2023)	-	50	-	-	-
Anne Eriksson	190	175	9%	213%	-
Andre Iguodala (until June 30, 2023)	73	145	-50%	0%	625%
Blaise Judja-Sato	228	220	4%	0%	91%
Angela Kay Mwanza (Vice Chairman)	192	175	10%	0%	84%
Aminata Ndiaye[4] (until August 14, 2023)	-	-	-	-	-
Pierre-Yves Calloc'h (since August 14, 2023)	45	-	-	-	-
Elizabeth J. Huebner (since August 14, 2023)	68	-	-	-	-
Employees					
Average of employee remuneration	15,0	17,1	-12%	-19%	3%
Company Performance					
Net profit/loss Jumia Technologies AG in mEUR	-17	3	-667%	-67%	131%
Net profit/loss Jumia Group in mEUR	-96	-227	-58%	-18%	-19%
Gross Merchandise Volume Jumia Group in mEUR	693	996	-30%	19%	0%
Adjusted EBITDA Jumia Group in mEUR	-54	-197	-73%	-18%	-39%

[1] The compensation of the Management Board in 2022 was partially calculated starting with the service term of the Management Board on November 5, 2022.

[2] Starting July 2023, the compensation is paid in USD and converted into EUR for this report with the average YtD converion rate of 0.924792

[3] Gilles Bogaert waived 50% of his compensation in 2022 and his full compensation in 2023.

[4] Aminata Ndiaye, who is an employee of Orange, one of our shareholders, has waived her compensation.

Report of the independent auditor on the audit of the remuneration report pursuant to Sec. 162(3) AktG
To Jumia Technologies AG
Opinion
We have audited the formal aspects of the remuneration report of Jumia Technologies AG, Berlin, for the fiscal year from 1 January 2023 to 31 December 2023 to determine whether the disclosures required by Sec. 162 (1) and (2) AktG [“Aktiengesetz”: German Stock Corporation Act] have been made therein. In accordance with Sec. 162 (3) AktG, we have not audited the content of the remuneration report.

In our opinion, the disclosures required by Sec. 162 (1) and (2) have been made in the accompanying remuneration report in all material respects. Our opinion does not cover the content of the remuneration report..

Basis for the opinion

We conducted our audit of the remuneration report in accordance with Sec. 162 (3) AktG and in compliance with the IDW Auditing Standard: Audit of the Remuneration Report in Accordance with Sec. 162 (3) AktG (IDW AuS 870 (09.2023)). Our responsibilities under this provision and standard are further described in the “Responsibilities of the auditor” section of our report. As an audit firm, we applied the IDW Standard on Quality Management: Requirements for Quality Management in the Audit Firm (IDW QS 1). We complied with the professional obligations pursuant to the WPO [“Wirtschaftsprüferordnung”: German Law Regulating the Profession of Wirtschaftsprüfer (German Public Auditor)] and the BS WP/vBP [“Berufssatzung für Wirtschaftsprüfer/ vereidigte Buchprüfer”: Professional Charter for German Public Accountants/German Sworn Auditors] including the requirements regarding independence.

Responsibilities of the management board and supervisory board
The management board and supervisory board are responsible for the preparation of the remuneration report and the related disclosures in compliance with the requirements of Sec. 162 AktG. In addition, they are responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report and the related disclosures that are free from material misstatement, whether due to fraud (i.e., fraudulent financial reporting and misappropriation of assets) or error.

Responsibilities of the auditor
Our objectives are to obtain reasonable assurance about whether the disclosures required by Sec. 162 (1) and (2) AktG are made in the remuneration report in all material respects and to express an opinion thereon in a report.
We planned and performed our audit so as to determine the formal completeness of the remuneration report by comparing the disclosures made in the remuneration report with the disclosures required by Sec. 162 (1) and (2) AktG. In accordance with Sec. 162 (3) AktG, we have not audited the accuracy of the disclosures, the completeness of the individual disclosures or the fair presentation of the remuneration report.

Berlin, 7 May 2024
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Patzelt Kausch-Blecken von Schmeling
Wirtschaftsprüfer Wirtschaftsprüfer
2.Further information on the Supervisory Board candidates proposed for election under agenda item 6
Angela Kaya Mwanza, Managing Director, Private Advisor at Rockefeller Capital Management, New York, New York, USA, resident in Brooklyn, New York, USA.

Ms. Mwanza has been an independent member of our supervisory board since March 2019. She is a Managing Director, Private Advisor at Rockefeller Capital Management and was formerly a co-founder of Evergreen Wealth Management at UBS Private Wealth Management. She serves on the boards of Grace Farms Foundation, Pharrell’s Yellow, Project Drawdown, and is the Chair of the Cornell College of Business. Ms. Mwanza is a leader in the field of Private Wealth Management and a thought leader in the field of responsible investing. She was named one of the “46 Leaders in Sustainable Investing (Who are Also Women)” by Forbes, received the “Women of Power & Influence Award” by the National Organization of Women, and was named one of “50 Most Influential Women in Private Wealth” by Private Asset Management Magazine. She is a frequent contributor in the global financial press, including appearances on Bloomberg and CNBC. She earned her Master of Arts in Linguistics from the University of Konstanz in Germany, and she holds a Master of Business Administration (MBA) from Cornell University.

Memberships of legally mandated supervisory boards
None
Memberships of comparable domestic and foreign supervisory committees of commercial enterprises
Summit Junto, LLC, Dover, Delaware, USA - Board of Advisors
Other relevant work
None

Information according to the recommendations of the German Corporate Governance Code (GCGC)
In the Supervisory Board’s assessment, Ms. Mwanza is to be considered independent. According to the Supervisory Board’s assessment, Ms. Mwanza does not have any personal or business relationships with the Company, its group companies, its governing bodies or any shareholder with significant holdings in the Company that are to be disclosed in accordance with Recommendation C.13 GCGC.

III.Further information on the convocation
1.Total number of shares and voting rights at the time of the convocation of the Annual General Meeting
At the time of the convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 204,470,178.00 and is divided into 204,470,178 no-par value shares. Each no-par value share carries one vote at the general meeting. The Company does not hold any treasury shares at the time of the convocation of the Annual General Meeting. Therefore, the total number of shares that carry participation and voting rights amounts to 204,470,178 at the time of the convocation.

2.Requirements for attending the Annual General Meeting and exercising voting rights
Only shareholders who have registered for the Annual General Meeting timely and in due form and have evidenced their share ownership timely and in due form are entitled to attend the Annual General Meeting and exercise their voting rights. Evidence of share ownership is to be provided by submitting evidence for the shareholding issued by the final intermediary; evidence of a shareholding issued by the final intermediary according to the requirements of section 67c(3) AktG is sufficient. The evidence of ownership of the Company’s shares must relate to the record date at the close of business of the 22nd day before the Annual General Meeting, i.e. 5 June 2024, 24:00 hours (CEST) (Nachweisstichtag, “Record Date”).

Insofar, the registration and the evidence of share ownership must be received by the Company in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch)) in the German or English language no later than 24:00 hours (CEST) on 20 June 2024, under one of the below contact options:

Jumia Technologies AG
c/o Better Orange IR & HV AG
Haidelweg 48
81241 Munich
Germany
or via email: jumiatechnologies@linkmarketservices.eu

We recommend our shareholders to contact their custodian bank early on to ensure in their own interest that proper evidence of share ownership from the final intermediary is received by the Company on time.

After receipt of the registration and the evidence of share ownership timely and in due form at one of the abovementioned contact options, admission tickets for the Annual General Meeting as well as (i) a form for voting by postal vote via email and instructions for granting of a power of attorney to vote by proxies appointed by the Company and (ii) a form for granting power of attorney to a proxy will be sent to the shareholders entitled to participate. We ask our shareholders to register and send evidence of their share ownership to the Company as early as possible. Unlike the timely registration in due form for the Annual General Meeting, admission tickets are merely organizational items and not a requirement for attending the Annual General Meeting and exercising voting rights. Most custodian banks ensure the timely receipt of the admission tickets, provided that the shareholders fill out the forms to request admission tickets provided by their custodian bank and send them back to the custodian bank in due time to allow the custodian bank to timely submit the registration and provide the evidence of share ownership on behalf of the shareholder. In order to ensure timely receipt of the admission tickets, we kindly ask our shareholders in their own interest, to contact their custodian bank early on to ensure a timely registration and receipt of the admission ticket.

Registered holders of American Depositary Shares (ADSs) can obtain information and documents relating to the Annual General Meeting from the The Bank of New York Mellon, P.O. Box 43006, Providence, RI 02940-3078, USA. If you have any questions regarding the exercise of your voting rights, please contact BNY Mellon Shareowner Services either via email at shrrelations@cpushareownerservices.com or via phone at +1 201-680-6825 or toll-free from within the USA at +1 888-269-2377.

3.Significance of the record date
Only persons who have provided special evidence of their share ownership relating to the relevant Record Date are considered shareholders vis‑à‑vis the Company for purposes of exercising voting rights. The entitlement to attend the Annual General Meeting and the number of voting rights are solely based on the shareholding of the shareholder as of the Record Date. The Record Date does not create any restrictions on the disposal of the shareholding. Even in the event of a full or partial disposal of the shareholding after the Record Date, the entitlement to attend the Annual General Meeting and the number of voting rights is solely based on the shareholding of the shareholder as of the Record Date. This means that any disposal of shares after the Record Date does not affect the entitlement to attend the Annual General Meeting and the number of voting rights. The same applies to acquisitions or additional acquisitions of shares after the Record Date. Persons who do not hold any shares on the Record Date and subsequently become shareholders only have the right to attend the Annual General Meeting and to vote their shares if and to the extent they have been granted power of attorney or given the authorization to exercise these rights by the person entitled to exercise these rights on the Record Date. The Record Date does not have any significance for potential dividend entitlements.

4.Procedure for voting by postal vote
Shareholders may exercise their voting rights, without attending the meeting, via email (“Postal Vote”). Only those shareholders who have registered for the Annual General Meeting timely and in due form and provided evidence of their share ownership timely and in due form (as specified above under section III.2.) are entitled to exercise shareholders’ voting rights by Postal Vote. For the voting rights exercised by Postal Vote, the shareholding as duly evidenced on the Record Date is relevant. The exercise of voting rights by way of postal vote by email is also possible by proxy after proper authorization has been granted (see section III.5 below). This nevertheless requires that the authorizing shareholder has registered for the Annual General Meeting timely and in due form and has provided proof of share ownership timely and in due form (as specified above under section III.2.).

The form for voting via Postal Vote will also be provided on the admission ticket, which will be sent to the shareholders after timely registration in due form (as specified above under section III.2.). In addition, a form for voting via Postal Vote will be available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx

for download.

Votes may be cast by Postal Vote at the following email address:

jumiatechnologies@linkmarketservices.eu

The Company must have received any votes cast by Postal Vote via email in German or English at the latest on 26 June 2024, 24:00 hours (CEST). Until this time, votes may also be amended or revoked in the manner described above.
Please note that no other means of communication are available for a Postal Vote, in particular no sending of any Postal Vote by regular mail.

5.Procedures for proxy voting
Shareholders may also grant a power of attorney and have a proxy exercise their voting rights; this proxy may for example be an intermediary, a shareholders’ association, a proxy advisor (Stimmrechtsberater) or any other person of their choice.

Even where a shareholder is represented by a proxy, it is still required that the shareholder is registered timely and in due form and provides evidence of share ownership timely and in due form (each as specified above under section III.2.). This does not preclude granting power of attorney after registration and providing evidence of share ownership, subject to the deadlines mentioned below.

The granting of the power of attorney, its amendment, its revocation and the evidence regarding the power of attorney vis-à-vis the Company must be submitted in text form (section 126b BGB). However, an intermediary within the meaning of section 67a (4) AktG, a shareholders’ association, a proxy advisor or other persons within the meaning of section 135(8) AktG may provide for different rules which are to be requested from them in case power of attorney is granted to them.

If power of attorney is granted to an intermediary, a shareholders’ association, a proxy advisor or any other person within the meaning of section 135(8) AktG, as well as other persons duly authorized by the shareholder at his discretion, the text form requirement does not apply. However, the authorization must be recorded by the proxy in a verifiable way. Furthermore, it must be complete and may only contain statements connected to the exercise of voting rights. Authorized intermediaries, shareholders’ associations, proxy advisors or other persons within the meaning of section 135(8) AktG may also exercise the voting rights by Postal Vote (as described above under section III.4.), subject to the aforementioned deadlines, or may authorize a sub-proxy.

We ask shareholders who wish to appoint a proxy to use the form provided by the Company for this purpose. The form to grant power of attorney will be provided on the admission ticket, which will be sent to the shareholders after timely registration in due form (as specified above under section III.2.). In addition, a form to grant power of attorney will be available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at

https://investor.jumia.com/agm-hv/AGM-2024/default.aspx

for download.

The power of attorney can be declared to the proxy or declared or evidenced to the Company. If the granting of a power of attorney, its amendment or revocation is declared or evidenced to the Company, this declaration or evidence can be submitted to one of the following contact options:

Jumia Technologies AG
c/o Better Orange IR & HV AG
Haidelweg 48 81241 Munich
Germany

or via email: jumiatechnologies@linkmarketservices.eu

The power of attorney can also be revoked by the shareholder attending the Annual General Meeting in person or by granting a power of attorney to a different proxy.

Evidence of a power of attorney may be sent to one of the contact options given above. Evidence can also be provided by the proxy showing the power of attorney at the entrance on the day of the Annual General Meeting. Power of attorney can also be granted during the Annual General Meeting. Forms for granting power of attorney are also available during the Annual General Meeting at the place of the Annual General Meeting.

To be able to clearly allocate the evidence of a power of attorney, we ask our shareholders to please state the full name or company name of the shareholder as well as the admission ticket number, which is printed on the admission ticket sent to the shareholders following the timely registration for the Annual General Meeting in due form (as specified above under section III.2.).

If, in connection with the granting, the amendment and the revocation of a power of attorney, the Company receives different declarations by different means of transmission and if it is not apparent to the Company which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) email and (2) paper.

6.Procedure for voting by proxies appointed by the Company
Furthermore, the Company offers its shareholders the opportunity to authorize proxies appointed by the Company, who are bound by the shareholder’s instructions. In addition to the power of attorney, these proxies appointed by the Company must also be given instructions for the exercise of voting rights. The proxies appointed by the Company are required to exclusively vote as instructed by the respective shareholder and they are not allowed to exercise the voting rights at their own discretion. It should be noted that the proxies appointed by the Company can only vote on those items of the agenda with respect to which shareholders issue clear instructions and that the proxies appointed by the Company cannot accept any instructions on procedural motions. Likewise, the proxies appointed by the Company cannot accept any instructions to speak, to make statements for the record, to file objections to resolutions of the Annual General Meeting or to submit questions or motions and cannot exercise any other shareholder rights except for exercising the voting right.
If no explicit or contradictory or unclear instructions have been given, the proxies appointed by the Company shall abstain from voting on the relevant agenda items or do not participate in the vote; this always applies to other motions as well. If an individual vote is to be taken on an agenda item without this having been communicated in advance of the Annual General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote.
Prior to the Annual General Meeting, such power of attorney with instructions to the proxies appointed by the Company can be granted by means of the proxy and instruction form, which shareholders, who timely register for the Annual General Meeting in due form (as specified above under section III.2.), receive together with the admission card for the Annual General Meeting. The corresponding form is also available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx
for download.
Powers of attorney for proxies appointed by the Company and the instructions to the proxies appointed by the Company as well as the amendment and revocation of the power of attorney or the instructions must be received by the Company in text form (section 126b BGB) in the German or English language no later than 24:00 hours (CEST) on 26 June 2024 at one of the following contact options:
Jumia Technologies AG
c/o Better Orange IR & HV AG
Haidelweg 48
81241 Munich
Germany

or via email:jumiatechnologies@linkmarketservices.eu

After 24:00 hours (CEST) on 26 June 2024 it will only be possible to grant power of attorney and give instructions to the proxies appointed by the Company or revoke the power of attorney or amend or revoke the instructions, if the shareholders fill out the form enclosed with the voting documents and submit it at an entry and exit check at the latest until the start of the voting process at the Annual General Meeting on 27 June 2024.

Authorizing of proxies appointed by the Company does not preclude personal participation in the Annual General Meeting. For shareholders who wish to participate in person or via a different authorized person and exercise their shareholders’ rights (including the voting right via Postal Vote) despite having authorized the proxies appointed by the Company, the personal participation or participation via an authorized person and exercise of shareholders’ rights (including the voting right via Postal Vote) is deemed a revocation of the power of attorney granted to the proxies appointed by the Company.

On the day of the Annual General Meeting, powers of attorney and instructions to the proxies appointed by the Company may be granted on site also by using the form for this purpose found on the voting card.

If the Company receives differing declarations in connection with the granting, amending and revocation of power of attorney or instructions by different means of transmission and if it is not apparent to the Company which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) email and (2) paper.

The timely registration in due form and the timely submission of evidence of share ownership in due form (as specified above under section III.2.) are likewise necessary to authorize the proxies appointed by the Company.

7.Further rights of shareholders
a)Requests by shareholders to add items to the agenda pursuant to section 122(2) AktG
Pursuant to section 122(2) AktG, one or several shareholders whose combined shareholdings are at least equivalent to one twentieth of the share capital or to a proportionate amount of EUR 500,000.00 (corresponding to 500,000 shares) may request that items be placed on the agenda and published. Each new item must be accompanied by a reasoning or a draft resolution.
Such a request for additional items must be submitted to the Management Board in writing and must be received by the Company at least 30 days prior to the Annual General Meeting, whereby the day of receipt and the day of the Annual General Meeting are not taken into account when calculating this 30-day period. Therefore, requests for additional items must be received by the Management Board of the Company at the latest until 24:00 hours (CEST) on 27 May 2024. Requests for additional items received at a later point in time will be disregarded.
The applicants must prove that they have held their shares for at least 90 days prior to the date the request was received and that they will hold the shares until the Management Board decides on the request, whereby the day of receipt of the request is not taken into account for the calculation and section 70 AktG applies to the calculation of the period of share ownership.

Please send any requests for additional items to the following address:
Jumia Technologies AG
Management Board
– Annual General Meeting 2024 –
Skalitzer Straße 104
10997 Berlin
Germany
Additions to the agenda to be published will be published in the German Federal Gazette (Bundesanzeiger) immediately after receipt of the request and and will be forwarded to such media as can be assumed to disseminate the information throughout the European Union.They will also be published on the Company's website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx
and communicated to the shareholders in accordance with section 125(1) sentence 3 AktG.
b)Countermotions and nominations for election by shareholders pursuant to section 126(1) and section 127 AktG
Each shareholder has the right to submit a countermotion, including reasoning, to the proposals of the Supervisory Board and/or the Management Board regarding items of the agenda and to submit nominations for the election of the auditor (agenda item 4) or for the election of Supervisory Board members (agenda item 6).
Countermotions and nominations must be received by the Company no later than 24:00 hours (CEST) on 12 June 2024, via one of the following contact options:
Jumia Technologies AG
Annual General Meeting 2024
Skalitzer Straße 104
10997 Berlin
Germany
or via email: agm2024@jumia.com
If and to the extent that the countermotions and nominations for election are received via one of the aforementioned contact options in a timely manner, i.e. by 24:00 (midnight) (CEST) on 12 June 2024, and are to be made accessible, they will be made accessible to the other shareholders without undue delay on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx
along with the name of the shareholder as well as any reasoning. Any statements of opinion by the administration will also be published on this website.
A countermotion and the reasons for it need not be made accessible under the conditions found in section 126(2) AktG (in conjunction with section 127, first sentence AktG). For example, the reasons need not be made accessible if they comprise a total of more than 5,000 characters. According to section 127 third sentence AktG, the Management Board need not make a nomination accessible if it does not include the information required under section 124(3) fourth sentence AktG.
We would like to point out that countermotions and nominations for election that are sent to the Company in advance in a timely manner will only be included in the Annual General Meeting if they are proposed orally there. This is without prejudice to the right of the participating shareholders to propose countermotions in regard to agenda items during the Annual General Meeting without having previously sent them to the Company.
c)Right to information pursuant to section 131(1) AktG
At the Annual General Meeting, each shareholder or their representative may request information from the Management Board on the affairs of the Company to the extent that such information is necessary for an objective evaluation of the subject matter of the agenda (section 131(1) AktG).
The duty to provide information also extends to the legal and business relationships of the Company with an affiliated company as well as to the situation of the group and the companies included in the consolidated financial statements. The Management Board may refuse to provide information for the reasons listed in section 131(3) AktG.
d)Further explanations
Further explanations of the rights of shareholders pursuant to section 122(2), sections 126(1), 127 and 131 AktG are available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx.
8.Information on data subject rights for shareholders and their proxies
When shareholders register for the Annual General Meeting and exercise their shareholder rights in relation to the Annual General Meeting or grant a power of attorney, the Company collects personal data about the shareholders and/or their proxies in order to enable the shareholders and their proxies to exercise their rights in relation to the Annual General Meeting. The Company processes personal data as a data controller in accordance with the provisions of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (“GDPR“) and all other applicable laws.
Details on the processing of personal data and the rights of shareholders and/or their proxies under the GDPR can be found on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx.
9.Information on the website of the Company pursuant to section 124a of the German Stock Corporation Act
This invitation to the Annual General Meeting, any documents to be made available to the Annual General Meeting and further information in connection with the Annual General Meeting will be published on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2024” at
https://investor.jumia.com/agm-hv/AGM-2024/default.aspx
from the time the Annual General Meeting is convened. The voting results will also be published there after the Annual General Meeting.

Berlin, May 2024
Jumia Technologies AG
The Management Board